RAJESWARI SANTHANAM
CERTIFIED PUBLIC ACCOUNTANT
STATE OF MONTANA, USA

TWIG TECHNOLOGIES, INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

APRIL 20, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report.. 2

Consolidated Balance Sheet.. 3

Consolidated Statement of Income.. 4

Consolidated Statement of Equity 5

Consolidated Statement of Cash Flows... 6

Notes to the Consolidated Financial Statement... 7

RAJESWARI SANTHANAM
CERTIFIED PUBLIC ACCOUNTANT
STATE OF MONTANA, USA

Independent Accountant's Review Report

To Management
Twig Technologies, Inc.
1281 Ninth Ave, Apt #807
San Diego, CA 92101

We have reviewed the accompanying consolidated financial statements of Twig Technologies, Inc. and subsidiary (collectively, the "Company"), which comprises of consolidated balance sheet as of April 20, 2021, and the related consolidated statements of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes. primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes, the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

rajeswari santhanam

Rajeswari Santhanam
April 30, 2021

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TWIG TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

APRIL 20, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	111,479.80
TOTAL CURRENT ASSETS	$	111,479.80
OTHER ASSETS		
Advance to Twig Labs Private Limited – India	$	-
INVESTMENTS IN TWIG LABS PRIVATE LIMITED	$	-
TOTAL ASSETS	$	111,479.80

LIABILITIES AND SHAREHOLDERS' EQUITY

OTHER LIABILITIES		
Director's loan to the company	$	402.05
Advance from Twig Technologies Inc	$	-
TOTAL OTHER LIABILITIES	**$**	**402.05**
SHAREHOLDERS' EQUITY		
Common stock	$	90.00
Additional Paid-In Capital	$	356.00
Preferred stock		
Safe Fund	$	135,000.00
Currency Translation Adjustments	$	(116.43)
Retained Earnings	$	(24,251.82)
TOTAL SHAREHOLDERS' EQUITY	$	**111,077.75**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**111,479.80**

See independent accountant's review report and accompanying notes to financial statements.

-3-

CONSOLIDATED STATEMENT OF INCOME
APRIL 20, 2021

REVENUES	$	-
COST OF GOODS SOLD	$	-
GROSS PROFIT	$	-
OPERATING EXPENSES		
Advertising and marketing	$	10,238.34
Intercompany compensation	$	-
Organisation cost	$	1,100.00
Payroll expense	$	11,446.07
TOTAL OPERATING EXPENSES	$	22,784.41
NET OPERATING LOSS	$	(22,784.41)
NET INCOME (LOSS)	$	(22,784.41)
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)	$	(1,467.41)
TOTAL COMPREHENSIVE LOSS	$	(24,251.82)

See independent accountant's review report and accompanying notes to financial statements.

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CONSOLIDATED STATEMENT OF EQUITY
APRIL 20, 2021

| | Common Stock | | Preferred Stock | | Additional | | Retained Earnings | |
| | | | | | Paid-in Capital | SAFE | (Accumulated Deficit) | Total |
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, DECEMBER 22, 2020 (INCEPTION)								
Contributions	9,000,000.00	90.00			356			446.00
SAFE Fund						135,000		135,000.00
Currency Translation Adjustments							-116.43	-116.43
Net income							-24,251.82	-24,251.82
ENDING BALANCE, APRIL 20, 2021	9,000,000.00	90.00	-	-	356.00	135,000.00	-24,368.25	111,077.75

See independent accountant's review report and accompanying notes to financial statements.

TWIG TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
APRIL 20, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(24,251.82)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses and other current assets	$	-
Investments	$	-
Increase (decrease) in liabilities:		
Accounts payable	$	402.05
CASH USED FOR OPERATING ACTIVITIES	**$**	**(23,849.77)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock and SAFE Fund	$	135,446.00
Currency Translation Adjustments	$	(116.43)
CASH FLOWS FROM FINANCING ACTIVITIES	**$**	**135,329.57**
NET INCREASE (DECREASE) IN CASH	**$**	**111,479.80**
CASH AT BEGINNING OF YEAR	**$**	**-**
CASH AT END OF YEAR	**$**	**111,479.80**

See independent accountant's review report and accompanying notes to financial statements.

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TWIG TECHNOLOGIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
APRIL 20, 2021

Summary of Significant Accounting Policies:

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (Dec 22, 2020) through April 20, 2021.

Twig Technologies, Inc. was incorporated in the State of Delaware on December 22, 2020.

The Company builds software, websites and apps that will provide information and conduct assessment / evaluation about all kinds of products and allow people to buy from different sellers listed on its platform.

Twig Labs Private Limited was incorporated on Jan 18, 2021 in India as a subsidiary to provide software development services for Twig Technologies, Inc.

Fiscal Year

The Company follows calendar year.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Twig Technologies, Inc. and Twig Labs Pvt Limited (collectively, the "Company). Twig Labs Private Limited is a wholly owned subsidiary of Twig Technologies, Inc.

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant inter-company balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

No contingency estimated in the financial statement.

See independent accountant's review report.

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Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 20, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company is yet to generate revenue and hence no Accounts Receivable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). With limited operational history, the company has no Deferred Tax Liability (or) Deferred Tax Asset.

Revenue Recognition

The Company has recorded $0 in revenue from inception of Dec 22, 2020 through April 20, 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign. exchange rates which prevailed at the balance sheet date. Revenue and expenses were translated at the average rate of exchange for the month of transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Indian Operations

All operations associated with Twig Lab Private Ltd, a wholly owned subsidiary of Twig Technologies Inc., located in India are recorded as "Indian operations" on the income statement. This office provides software development services to the Parent entity. Expenses related to this line item include salaries and marketing expenses.

See independent accountant's review report.

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TWIG TECHNOLOGIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
APRIL 20, 2021

Summary of Significant Accounting Policies (continued)

Commitments and Contingencies

The Company   is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Loans Receivable – Related Parties

The Company has provided loans to related parties of the Company valued at $0 as of April 20, 2021.

Equity

Common Stock

Under the articles of incorporation, the total number of common stock that the Corporation is authorized to issue is Ten million (10,000,000) at the par value of $0.00001 per share.

As on the date of Financial statement, Nine Million (9,000,000) common stocks are outstanding.

Equity Based Compensation

The equity-based compensation plan authorizes 1,000,000 stock options to be granted. As on the financial statement date, the Company has a ESOP stock pool of one million shares (1,000,000) which are yet to be issued to key service providers.

SAFE Fund

A SAFE (Simple agreement for future equity) agreement has been entered between the Investors and the Company to provide rights to investor for future equity in the company. This SAFE agreement has no specific price, interest component or maturity date, hence not classified as convertibles notes.

As on the financial statement date, the company raised Hundred and Thirty-Five Thousand Dollars ($ 135,000), as an early-stage financing through SAFE.

See independent accountant's review report.